UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☒ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:    September 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Purple Innovation, Inc.

Name of Registrant

N/A

Former Name if Applicable

4100 North Chapel Ridge Road, Suite 200

Address of Principal Executive Office (Street and Number)

Lehi, Utah 84043

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Purple Innovation, Inc. (the “Company”), is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 (the “2023 Third Quarter Form 10-Q”), by the prescribed date without unreasonable effort or expense, for the reasons described below.

In October 2023, the Company determined that it had not properly accounted for the warranty terms specified in contracts with its wholesale customers when estimating the liability for warranty related returns. The Company is in the process of completing its evaluation of the error to determine whether the related impact is material to the results of operations or financial position for any prior annual or interim period.

Due to the Company’s continued efforts in connection with the evaluation of the error to prior periods and the completion of the 2023 Third Quarter Form 10-Q to reflect such determination and complete its financial statement review process, including an evaluation of the Company’s related internal controls, the Company was not able to finalize the financial statements and related information for inclusion in the 2023 Third Quarter Form 10-Q by the prescribed due date.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its 2023 Third Quarter Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Todd Vogensen	(801)	756-2600
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The  Company anticipates changes to its results of operations for the period ended September 30, 2023 compared to the period ended September 30, 2022. These changes are consistent with the selected financial information disclosed in the Company’s issued press release included in the Current Report on Form 8-K filed on November 9, 2023 (“Form 8-K”) announcing its financial results for the quarter ended September 30, 2023. The financial results in the Form 8-K were unaudited and represented the most current information available to management. However, because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the financial statements and filing of the Company’s Form 10-Q.

Purple Innovation, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 9, 2023	By:	/s/ Todd Vogensen
Todd Vogensen
Chief Financial Officer

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